82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com


03029329

Ref: L3138
7 August 2003

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Mount Burgess Gold Mining Co NL

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

29/05/03	Appendix 3Y Nigel Raymond Forrester
03/06/03	Tsumkwe Diamond Project – Namibia
18/06/03	Tsumkwe Diamond Project – Namibia , EPL 3022
27/06/03	Appendix 3Y Nigel Raymond Forrester
03/07/03	Appendix 3Y Nigel Raymond Forrester/Ron O'Regan
17/07/03	Appendix 3Y Nigel Raymond Forrester/Ron O'Regan
29/07/03	Appendix 3Y Nigel Raymond Forrester
29/07/03	Quarterly Report 30 June 2003
01/08/03	Placement to raise $400,000/Appendix 3B

Yours sincerely
MOUNT BURGESS MINING N.L.

pp. **Jan Forrester**
Company Secretary

dlw 8/18

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	29 April 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	19, 21,22, and 28 May 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,823,286 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	408,910 ordinary fp shares 250,000 unlisted options

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 1,698,400 ordinary fp shares
TOTAL	11,348,456 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired Beta Management Services S/F A/c	 70,000
J E Forrester N R Forrester	26,000 44,020
Number disposed N R Forrester	 44,000
Value/Consideration Purchases Sales Note: If consideration is non-cash, provide details and estimated valuation	 $9,800 $3,080
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	 7,823,306 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	 243,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 1,768,400 ordinary fp shares
TOTAL	11,444,476 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 29 May 2003

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
3 June 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project - Namibia
(Mount Burgess Mining N.L. 90%, Kimberlite Resources (Pty) Ltd 10%)

Kimberlitic indicator mineral results have been received over the weekend from the Company's mineral observers based in Windhoek, Namibia, which confirm the recovery of 19 fresh pyrope garnets from drillhole NAM 278.

The pyrope garnets were recovered from various intervals down hole and are classified as follows:

Hole Interval	Classification	Size
7m - 11m	3 x G4 SKS	0.4 mm
20m - 24m	1 x G4 SKS	0.8 - 1.2 mm
	1 x G4 SKS	0.4 mm
24m - 29m	3 x G4 SKS	0.4 mm
29m - 33m	1 x G1 SKS	0.8 - 1.2 mm
	1 x G4 SKS	0.8 - 1.2 mm
	4 x G4 SS	0.4 mm
33m - 37m	3 x G4 SS	0.4 mm
37m - 43m	1 x G4 SS	0.8 - 1.2 mm
	1 x G4 SS	0.4 mm

All of the garnets recovered show remnants of their original mineral surface, strongly indicating that the garnets are located in close proximity to their primary source.

Of particular interest are the pyrope garnets marked SKS, which exhibit "sub-

The presence of sub-kelyphite surfaces is therefore considered strongly indicative of proximity to the primary source area.

Drillhole NAM 278 is located approximately 500m to the east of the Gura-kimberlite in a topographically elevated position. Accordingly, it is considered that the garnets recovered from drillhole NAM 278 are not related to the Gura-kimberlite.

CLASSIFICATION KEY

Class 1 (G1) grains do not show any signs of wear and still have remnants of their original surface.
Class 2 (G2) grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.
Class 3 (G3) grains show signs of moderate to extensive amounts of wear to their surfaces but still have remnants of their original surface.
Class 4 (G4) grains do not show any signs of wear to their surfaces.
Class 5 (G5) grains show signs of a slight amount of wear to their surfaces.
Class 6 (G6) grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

Yours faithfully,



J J Moore
Director

Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., is a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
18 June 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond & Basemetals Project - Namibia
EPL 3022 (Mount Burgess Mining N.L. 100%)

This is to inform you that the Company is currently conducting a soil geochemical sampling programme for basemetals on EPL 3022.

Results have been received from the first 355 soil samples collected on north/south lines. A 19km long sample line with stations spaced variably between 50m and 100m apart has returned anomalous values.

A zone of some 1.2km in width gave zinc, lead and arsenic values which were elevated above background values. Within this zone, two samples spaced 100m apart gave significantly higher zinc, lead and arsenic values compared to the overall average background values, (o.a.b.v.) as follows:

	Zinc		Lead		Arsenic	
Sample No	**Actual Value**	*** o.a.b.v.**	**Actual Value**	*** o.a.b.v.**	**Actual Value**	*** o.a.b.v.**
AH 331	175 ppm	19 ppm	205 ppm	20 ppm	146 ppm	11 ppm
AH 332	127 ppm	19 ppm	115 ppm	20 ppm	99 ppm	11 ppm

* Overall average background values were calculated on the average value of 355 samples completed.

The assay method comprised ICP MS/OES completed by an independent laboratory in Perth, Western Australia.

Further sampling will be conducted within the region of these significantly higher values.

The area in which this sampling is being conducted consists of Proterozoic aged carbonate rocks within the Damaran Orogenic Belt which is considered prospective for stratabound lead, zinc, copper and silver deposits.

Within 5kms of these elevated values, previous exploration work discovered pink, white or grey deformed and silicified limestones within thin chert layers and local dolomitization. This sequence is thus similar to the Abenab Group in the Tsumeb area (Billiton Botswana (Pty) Ltd 1983).

Yours faithfully,

J J Moore
Director

Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., is a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	29 May 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	19, 20, 25 and 26 June 2003
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,823,306 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options

Appendix 3Y
Change of Director's Interest Notice

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 1,768,400 ordinary fp shares
TOTAL	11,444,476 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **Beta Management Services S/F A/c**	531,600
N R Forrester	115,000
Number disposed **N R Forrester**	531,600
Value/Consideration **Purchases** **Sales** Note: If consideration is non-cash, provide details and estimated valuation	$35,800 $28,390
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,406,706 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	243,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,559,476 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 29 May 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	23 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	2/07/03			
No. of securities held prior to change....A B	1,413,200 500,000	1,136,800	450,000	3,000,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A B	100,000			100,000
Number disposed A B				
Value/Consideration..........................A B Note: If consideration is non-cash, provide details and estimated valuation	$7,050			
No. of securities held after change.......A B	1,513,200 500,000	1,136,800	450,000	3,100,000 500,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 03 Jul 03

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	27 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	27 June, 1, 2 July 2003
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,406,706 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,559,476 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
N R Forrester	77,000
Number disposed	nil
Value/Consideration Purchases Sales Note: If consideration is non-cash, provide details and estimated valuation	 $5,558 -
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	 7,483,706 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	 243,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,636,476 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 3 July 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	03 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	3, 4, 8, 10 14 July 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,483,706 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,636,476 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
N R Forrester	96,800
Number disposed	nil
Value/Consideration Purchases Sales Note: If consideration is non-cash, provide details and estimated valuation	 $8,494.60 -
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	 7,580,506 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	 243,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,733,276 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 17 July 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	3 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	2/07/03			
No. of securities held prior to change....A **B**	1,513,200 500,000	1,136,800	450,000	3,100,000 500,000
Class A **B**	Ord Fl Pd Unlst Opt			
Number acquired A **B**	100,000			100,000
Number disposed A **B**				
Value/Consideration..........................A **B** Note: If consideration is non-cash, provide details and estimated valuation	$9,050			
No. of securities held after change.......A **B**	1,613,200 500,000	1,136,800	450,000	3,200,000 500,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	3 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	11/07/03			
No. of securities held prior to change....A B	1,513,200 500,000	1,136,800	450,000	3,100,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A B	100,000			100,000
Number disposed A B				
Value/Consideration..........................A B Note: If consideration is non-cash, provide details and estimated valuation	$9,050			
No. of securities held after change.......A B	1,613,200 500,000	1,136,800	450,000	3,200,000 500,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 17 Jul 03

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	17 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	16,17 & 23 July 2003
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,580,506 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares

Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,733,276 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
N R Forrester	40,000
Number disposed	nil
Value/Consideration Purchases Sales Note: If consideration is non-cash, provide details and estimated valuation	 $3,544 -
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	 7,620,506 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	 243,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,300,000 ordinary fp shares
TOTAL	11,773,276 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 29 July 2003

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 June 2003

Highlights

AFRICA

TSUMKWE DIAMOND EXPLORATION PROJECT

The lack of wear to the surface of 19 kimberlitic garnets, recovered from drillhole NAM278 indicates the potential to discover a further kimberlite within close proximity.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 30 JUNE 2003

AUSTRALIA

TELFER - Gold and Base Metals

(Mining Leases M45/542, M45/543, M45/544, M45/551 are in joint venture with Newmont Exploration Pty Ltd. The remainder tenements are 100% Mount Burgess Mining N.L.)

During the quarter all data and drill core relative to the Telfer project was subject to review by an independent party for the purpose of assessing the potential for committing to a joint venture. It is expected that a decision thereon will be made during the current quarter.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)

EPL's 3021 and 3022

(MTB (Namibia) (Proprietary) Ltd 100%)

Exploration work consisting of gravity surveys, loam sampling, reconnaissance drilling and sample processing continued at the Tsumkwe Project throughout the quarter.

Geophysics

Acquisition of ground-based gravity in the project area (*refer to Glossary 1*) was completed during the quarter with 441 gravity stations being collected on a 200 metre by 50 metre spaced grid. This entire gravity area covers approximately 67 square kilometres within EPL 2012.

A total of almost 275 square kilometres of ground gravity data has now been collected throughout the project area providing important sub-surface detail for the recognition of kimberlitic signatures and for modelling the structure of the target basement profile.

Drilling

Sixty-nine drillholes totalling 2,263 metres were completed throughout the project area during the quarter for the purpose of testing primary geophysical targets, obtaining kimberlitic indicator mineral samples (*refer to Glossary 2*) from the base of the Kalahari Formation which covers the prospective basement horizon and assisting with the interpretation of the basement geology from recently acquired high-resolution aeromagnetic data. No kimberlite intrusions were intersected. However, the complex geological setting

Drill Sample Heavy Mineral Processing and Binocular Microscopy

During the quarter, heavy mineral processing work and optical sorting by binocular microscopy focussed on previously collected high priority drill samples.

Processing and sorting of drill samples from 33 previously drilled exploration holes returned positive results for kimberlitic garnets from 10 of the drillholes, classified as follows:

Drillhole	Drillhole Interval	Garnet Classification	Grain Size
NAM243	37-42m	1 x G5	+0.4 to -0.8mm
NAM267	35-40m	1 x G4	+0.4 to -0.8mm
	40-41m	2 x G4	+0.4 to -0.8mm
	42-47m	16 x G4	+0.4 to -0.8mm
		1 x G6	+0.4 to -0.8mm
NAM268	32-37m	2 x G4	+0.4 to -0.8mm
NAM270	10-13m	1 x G6	+0.4 to -0.8mm
NAM271	46-50m	1 x G4	+0.4 to -0.8mm
NAM272	46-51m	1 x G5	+0.8 to -1.2mm
NAM273	45-50m	1 x G4	+0.4 to -0.8mm
NAM274	0-5m	1 x G5	+0.4 to -0.8mm
NAM278	7-11m	3 x G4 SKS	+0.4 to -0.8mm
	20-24m	1 x G4 SKS	+0.8 to -1.2mm
		1 x G4 SKS	+0.4 to -0.8mm
	24-29m	3 x G4 SKS	+0.4 to -0.8mm
	29-33m	1 x G1 SKS	+0.8 to -1.2mm
		1 x G4 SKS	+0.8 to -1.2mm
		4 x G4 SS	+0.4 to -0.8mm
	33-37m	3 x G4 SS	+0.4 to -0.8mm
	37-43m	1 x G4 SS	+0.8 to -1.2mm
		1 x G4	+0.4 to -0.8mm
NAM288	45-50m	1 x G5	+0.8 to -1.2mm
		1 x G5	+0.4 to -0.8mm

Of particular interest are the results from drillholes NAM267 and NAM278, both of which returned multiple kimberlitic garnet grains. The lack of wear to the surface of these grains is indicative of their close proximity to their source.

Drillhole NAM267 is situated approximately 300 metres to the west and down slope (basement slope) from the Gura kimberlite, previously discovered by the Company. Therefore, the kimberlitic garnets in NAM267 are likely to be sourced from the Gura kimberlite pipe.

Drillhole NAM278, however, is located approximately 500 metres to the east and up slope (basement slope) of the Gura kimberlite. **Accordingly, it is considered that the garnets recovered from drillhole NAM278 are not related to the Gura kimberlite and must be derived from an undiscovered source.**

This source is believed to be proximal to NAM278 as all of the garnets recovered show remnants of their original mineral surface. The pyrope garnets marked SKS exhibit "sub-kelyphitic" surfaces and are of particular significance. Kelyphitic surfaces or reaction rims on garnets are developed by the reaction between the garnets and host magma during the

Surface Loam Sampling

Thirty-two loam samples (*refer to Glossary 4*) were collected during the quarter.

Fifteen samples were collected from within gravity survey Area 1 and a further 17 samples were collected from gravity Area 7. The loam samples were taken to test for the surface occurrence of kimberlitic indicator minerals which may be sourced from gravity and aeromagnetic anomalies below the Kalahari Formation.

To date, heavy mineral processing and optical sorting has been completed for the 17 loam samples collected from gravity Area 7. The loam samples were collected on a 50 metre or 100 metre spaced cross pattern to follow up the previous discovery of a Class 1 chrome spinel grain discovered some 25 kilometres northwest of the Gura kimberlite.

Although no further chrome spinel grains were recovered numerous pyrope garnets were present in 10 of the loam samples and classified as follows:

- 1 garnet was classified as a Class 5 grain in the +0.8mm to -1.2mm size fraction.
- 3 garnets were classified as Class 5 grains in the +0.4mm to -0.8mm size fraction.
- 12 garnets were classified as Class 6 grains in the +0.4mm to- 0.8mm size fraction.

GLOSSARY

1 *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

2 *Kimberlitic indicator minerals are minerals that are found in kimberlites. When weathering occurs they shed from kimberlites and can then be found in areas that have drained from the kimberlites. The most common kimberlitic indicator minerals are pyrope garnet, ilmenite and chrome diopside.*

3 *Class 1 grains do not show any signs of wear and still have remnants of their original surface.*
Class 2 grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.
Class 3 grains show signs of moderate to extensive amounts of wear to their surfaces but still have remnants of their original surface.
Class 4 grains do not show any signs of wear to their surfaces.
Class 5 grains show signs of a slight amount of wear to their surfaces.
Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

4 *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

BASEMETALS EXPLORATION
TSUMKWE (AHA), Namibia
EPL 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

During the quarter the Company commenced a 2,800 sample soil geochemistry programme in EPL 3022. The samples each weigh between 300gms and 500gms and are spaced either 50 metres or 100 metres apart on N-S oriented grid lines.

Samples will be collected over a 15 km E-W by 20km N-S area in the Aha Ranges region, close to the Namibia / Botswana border. By the end of the quarter 738 soil samples had been collected with some 355 samples being processed and analysed for precious and basemetals from a single 19km long sample line.

Anomalous results for zinc, lead and arsenic were returned from a zone of some 1.2km in width along the sample line. Within this zone, two samples spaced 100m apart gave significantly higher zinc, lead and arsenic values compared to the overall average background values, (o.a.b.v.) as follows:

	Zinc		**Lead**		**Arsenic**	
Sample No	**Actual Value**	*** o.a.b.v.**	**Actual Value**	*** o.a.b.v.**	**Actual Value**	*** o.a.b.v.**
AH 331	175 ppm	19 ppm	205 ppm	20 ppm	146 ppm	11 ppm
AH 332	127 ppm	19 ppm	115 ppm	20 ppm	99 ppm	11 ppm

* Overall average background values were calculated on the average value of 355 samples completed.

The assay method comprised ICP MS / OES completed by an independent laboratory in Perth, Western Australia.

The geology of the area where the sampling is being conducted is dominated by Proterozoic-aged carbonate rocks belonging to the Damaran Orogenic Belt. The carbonate rock sequence is considered prospective for stratabound zinc, lead, (copper, silver) deposits, particularly of the Mississippi Valley Type ("MVT"). Significant examples of mineable deposits of this type in Namibia include Kombat and Berg Aukas.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above project has been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Red October Royalty

The Company has an agreement with Sons of Gwalia in respect of the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native

The following was released in Sons of Gwalia Ltd's June 2003 Quarterly Report:

> "Trial underground mining of a limited portion of the high grade Red October resource has been approved for commencement in the second half of the financial year. The trial mining would aim to validate tonnes and grade per vertical metre to allow further development of the deposit. The current project has the potential to mine 450,00 tonnes @ 10 g/t for approximately 150,000 ounces recovered. The major ore lodes still remain open at depth."

Placement

On the 15th April 2003, the Company completed a placement of 5,500,000 fully paid ordinary shares at $0.07 per share to raise $385,000.

Sale of Investment

In the March quarterly report, the Company reported that it was in the process of liquidating an investment for an amount of $400,000.

During this quarter to 30 June 2003, partial sales from this investment realised $244,500. Since the end of the quarter $123,500 has been realised from further sales leaving a balance of $32,000 worth of investment, which should be liquidated within the next four weeks.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 June 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(516)	(2,301)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(196)	(813)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	6	68
1.5	Interest and other costs of finance paid	(1)	(5)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(707)	(3,051)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(3)	(7)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	245	245
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	242	238
1.13	Total operating and investing cash flows (carried forward)	(465)	(2,813)

1.13	Total operating and investing cash flows (brought forward)	(465)	(2,813)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	385	385
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Lease repayments	(4)	(16)
	Net financing cash flows	381	369
	Net increase (decrease) in cash held	(84)	(2,444)
1.20	Cash at beginning of quarter/year to date	443	2,804
1.21	Exchange rate adjustments to item 1.20	2	1
1.22	**Cash at end of quarter**	361	361

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	106
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	8

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	120
4.2	Development	-
	Total	120

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	90	3
5.2	Deposits at call	271	440
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	361	443

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	107,000,000	107,000,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	5,500,000 -	5,500,000 -		
7.5	**+Convertible debt securities** *(description)*	N/A	N/A		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans: Plan B Plan B Plan B	2,250,000 1,350,000 300,000	Nil Nil Nil	25 cents 25 cents 25 cents	*Expiry date* 31/12/05 31/12/06 31/12/07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo Date: 29 July 2003
(Company Secretary)

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
1 August 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 31 July 2003, Mount Burgess Mining N.L. completed a placement of 5,000,000 fully paid ordinary shares to raise $400,000. The placement was at an issue price of $0.08 per share. A placement fee of 2% will be paid on the issue.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary fully paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**5,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares at an issue price of $0.08 each**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	$0.08
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**112,000,000**	**Ordinary Fully Paid**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,250,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		1,350,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		300,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, i has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: **Nigel Forrester** Date: 1 August 2003
Managing Director

Print name: .NIGEL FORRESTER

== == == == ==